United States securities and exchange commission logo





                               August 15, 2023

       Anat Cohen-Dayag
       President and Chief Executive Officer
       Compugen Ltd
       Azrieli Center
       26 Harokmim Street
       Building D
       Holon 5885849 Israel

                                                        Re: Compugen Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 000-30902

       Dear Anat Cohen-Dayag:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Exhibit 13.1, page 1

   1. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end
of December 31, 2022. In doing so, please refile the Form 20-F in its entirety, along
with updated certifications that are currently dated and refer to the Form
                                                        20-F/A.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Li Xiao
at (202) 551-4391 or Mary Mast at (202) 551-3613 with any
 Anat Cohen-Dayag
Compugen Ltd
August 15, 2023
Page 2

questions.



FirstName LastNameAnat Cohen-Dayag   Sincerely,
Comapany NameCompugen Ltd
                                     Division of Corporation Finance
August 15, 2023 Page 2               Office of Life Sciences
FirstName LastName